U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File Number 000-53232

Form 10-Q

For Period Ending: December 31, 2013

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Meta Gold, Inc.

Address of Principal Executive Office:

2360 Corporate Circle – Suite 400, Henderson, NV
702-522-1521

 PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Annual Report on Form 10-Q will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Annual Report on Form 10-Q for the period ended December 31, 2013due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Thomas Roger Sawyer: 702-522-1521

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Meta Gold, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Meta Gold, Inc.

Dated: February 14, 2014	By:	/s/ Thomas Roger Sawyer
Thomas Roger Sawyer, CEO